1095 Avenue of the Americas New York, NY 10036 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com
Richard horowitz richard.horowitz@dechert.com +1 212 698 3525 Direct +1 212 698 0452 Fax

April 28, 2014

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: James O’Connor, Christina Fettig, Megan Monroe

Re:	CĪON Investment Corporation
Registration Statement on Form N-2
File Numbers: 333-178646, 814-00941

Ladies and Gentlemen:

CĪON Investment Corporation, a Delaware corporation (the “Company”), has today filed with the Securities and Exchange Commission (the “Commission”) Post-Effective Amendment No. 7 (“Amendment No. 7”) to its Registration Statement on Form N-2 (Registration No. 333-178646) (the “Registration Statement”). On behalf of the Company, we hereby respond to the comments raised by the staff (the “Staff”) of the Commission in a conversation on April 9, 2014 between James O’Connor, Christina Fettig and Megan Monroe of the Staff, Blake Estes of ICON Investment Group, LLC (“IIG”), Keith Franz and David Verlizzo of the Company, and Richard Horowitz of Dechert LLP, outside counsel to the Company. For your convenience, summaries of the Staff’s comments are included in this letter, and each comment is followed by the applicable response. We will also provide courtesy copies of Amendment No. 7, as filed and marked with the changes from Amendment No. 6 of the Registration Statement. Except as provided in this letter, terms used in this letter have the meanings given to them in Amendment No. 7.

1.	Please consider generally whether the Company should update the qualitative and quantitative assumptions set forth in the Fees and Expenses Table.

Response:

After closing its first quarter of 2014, the Company has updated the qualitative and quantitative assumptions set forth in the Fees and Expenses Table, including, without limitation, that the Company anticipates that it will sell an aggregate of $500 million worth of its common stock during the following twelve months, which represents actual fund raising through April 15, 2014 and thereafter, an anticipated quarterly growth rate of approximately 25%.

2.	Please revise footnote 8 to the Fees and Expenses Table to clarify why there were no “Acquired Fund Fees and Expenses” in respect of the Company’s investments and whether the Company may incur such fees and expenses in the future.

United States Securities and Exchange Commission April 28, 2014 Page 2

Response:

As requested, the Company has revised footnote 8 to the Fees and Expenses Table.

3.	Please revise the Prospectus (including footnote 3 to the Fees and Expenses Table) to clarify that the maximum amount of organization costs and offering expenses the Company may incur is based on the actual gross proceeds raised.

Response:

As requested, the Company has revised the Prospectus.

4.	Please explain supplementally how the Company’s total annual operating expense ratio dropped to 5.56% in 2014.

Response:

The Company has revised the Fees and Expenses Table to reflect a total annual operating expense ratio of 6.38% assuming average Company net assets of approximately $365.8 million during 2014, which would result in economies of scale in respect of the Company’s “Other expenses.”

5.	Please clarify that, for purposes of the asset coverage ratio test, the Company treats as a senior security the difference between the outstanding notional amount of the TRS and the total amount of cash collateral posted by Flatiron under the TRS.

Response:

As requested, the Company has conformed the relevant TRS disclosure throughout the Prospectus.

Finally, we note that we have revised the disclosure in the Prospectus regarding the TRS based on conversations with Jim Curtis in the Chief Counsel’s Office to reflect that (i) CIM has not accrued and will not take any subordinated incentive fee on income in respect of the TRS1 and (ii) CIM will not take any capital gains incentive fee in respect of the TRS until the TRS is terminated, at which point CIM will determine whether there is a net realized gain (based solely on the realized gains and realized losses of all the reference loans under the TRS) that can be included in the calculation of the annual capital gains incentive fee.

1 To date, the Company has not accrued or taken any amounts related to the subordinated incentive fees on income in respect of the TRS because the Company’s quarterly pre-incentive fee net investment income has not exceeded the quarterly hurdle rate.

United States Securities and Exchange Commission April 28, 2014 Page 3

6.	The Staff has the following comments to the Company’s consolidated financial statements and accompanying notes for the year ended December 31, 2013. Please confirm that the Company will revise its disclosure in future filings with the Commission based upon these comments.

a.	Please consider including tabular disclosure that reconciles IIG’s and the Company’s organization and offering amounts.

Response:

As requested, the Company will include tabular disclosure in its notes to consolidated financial statements that reconciles IIG’s and the Company’s organization and offering amounts.

b.	On the Consolidated Statement of Investments (“SOI”), please disclose the specific LIBOR rates referred to therein as of the relevant period.

Response:

On the SOI, the Company will disclose the specific LIBOR rates referred to therein as of the relevant period.

c.	Please consider the disclosure requirements set forth in ASC 815-10-50, chapter 7, paragraphs 55 and 56.

Response:

The Company will consider, and if necessary, provide additional disclosure in accordance with ASC 815-10-50.

d.	In Note 1, Organization and Principal Business, please provide a reconciliation of the gross and net proceeds received in connection with the Company’s continuous public offering.

Response:

As requested, the Company will provide a reconciliation of the gross and net proceeds received in connection with its continuous public offering.

e.	In Note 3, Transactions with Related Parties, please make reference to the methodology used to accrue capital gains incentive fees in connection with the TRS that is included in Note 6, Total Return Swap.

United States Securities and Exchange Commission April 28, 2014 Page 4

Response:

In Note 3, the Company will cross reference to the methodology used to accrue capital gains incentive fees in connection with the TRS that is included in Note 6.

f.	In Note 3, Transactions with Related Parties, please disclose the three specific conditions required in order for IIG to seek reimbursement of previously provided expense support.

Response:

In Note 3, the Company will disclose the three specific conditions required in order for IIG to seek reimbursement of previously provided expense support.

g.	In Note 6, Total Return Swap, please specify that for purposes of computing the capital gains incentive fee, realized and unrealized gains cannot be taken until realized, which is upon the disposition of the TRS.

Response:

In Note 6, the Company will specify that for purposes of computing the capital gains incentive fee, realized and unrealized gains cannot be taken until realized, which is upon the disposition of the TRS.

h.	In Note 6, Total Return Swap, please specify that for purposes of computing the subordinated incentive fee on income, such incentive fee cannot be taken.

Response:

In Note 6, the Company will specify that for purposes of computing the subordinated incentive fee on income, such incentive fee cannot be taken.

* * * * * * * * * *

The Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to any filing and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * * * * * *

If you have any questions, please feel free to contact the undersigned by telephone at 212.698.3525 (or by email at richard.horowitz@dechert.com) or William J. Tuttle at 202.261.3352 (or by email at william.tuttle@dechert.com). Thank you for your cooperation and attention to this matter.

United States Securities and Exchange Commission April 28, 2014 Page 5

Sincerely,

/s/ Richard Horowitz

Richard Horowitz

cc:	Blake Estes, ICON Investment Group, LLC
Keith Franz, CĪON Investment Corporation
William J. Tuttle, Dechert LLP